03016717



# VIRTUALFUND.COM, INC.

13911 Ridgedale Drive
Suite 477
Minnetonka, Minnesota 55305



## ANNUAL REPORT

For the year ended
June 30, 2002

# TO OUR SHAREHOLDERS:

We have accomplished much over the past two years. In November 2000, we took decisive action to terminate the Company's pursuit of a business-to-business (B2B) Internet model. By doing so, we avoided the fate of nearly every other B2B internet business – many of the companies that pursued B2B strategies have since filed bankruptcy or gone out of business, and most of those that remain survive only in greatly reduced form.

Additionally, we have resolved virtually all of the outstanding litigation that resulted from actions of the Company's previous executive management and have significantly reduced the Company's liabilities and contingent liabilities. Within the last eighteen months, we have resolved literally dozens of disputes with, among others: the former CEO and numerous executives or employees of the Company; the Company's multiple landlords; software licensing firms Manugistics Group, Inc. and Metiom, Inc.; certain customers of the Company related to warranty issues; multiple vendors of the Company who purportedly provided goods or services to the Company; and various state agencies.

These claims exposed the Company to over $25 million in actual or contingent liabilities and any one of a handful of these claims could have bankrupted the Company. We not only averted bankruptcy; we resolved these claims for a fraction of the potential exposure! Each shareholder has benefited from the Company's navigation of this gauntlet of peril.

Immediately after we terminated pursuit of the B2B business, we began assessing options for the Company's future business operations. We chose to dispose of two separate Internet-based businesses acquired by the Company's previous management, rather than investing additional funds in the development of these businesses. We rejected the idea of pursuing a bankruptcy reorganization, which would have provided little if any recovery for our shareholders, and determined instead to find a company with positive cash flow, earnings, and solid management. Our search was hampered, however, until we succeeded in resolving the numerous claims against the Company and the related potential liabilities.

We reported to you late last year that, with the resolution of the issues discussed above, we were well positioned to pursue a potential transaction. In early January 2003, we acquired Marquest Financial, Inc., an entity that originated over $100 million in residential mortgages last year for properties ranging from $200,000 to $3,000,000. Marquest Financial, now a wholly-owned subsidiary of the Company, is presently licensed in Minnesota, California, Illinois, Florida and Colorado. Since its inception in 1994, Marquest Financial has positioned itself as the "intelligent alternative to your local bank," and has originated over 2,800 loans representing $750 million in lending. Marquest Financial met the criteria established by the board for evaluating a potential transaction: a company with positive cash flow, earnings, and solid management with a history of success in a viable industry.

In January 2003 we also took steps to establish Marquest Capital, Inc., a newly formed wholly-owned subsidiary. The mission of Marquest Capital is to identify underserved lending niches that present an attractive risk/reward profile. Specifically, Marquest Capital will target certain subsets of sub-prime consumer lending, such as consumer installment loans, as well as the sizeable demand for alternative credit sources among small business owners. To build its presence in the marketplace, Marquest Capital will initially use a streamlined core organization to manage its underwriting operations and coordinate billing, servicing and collection functions which will be outsourced.

The recent period has been a difficult one for the equity markets in the United States. From the time we first took action to exit the B2B Internet concept until now, we have appreciated both your support and patience. We will continue our efforts to move the Company forward in a positive direction and to enhance shareholder value.

**Your Board of Directors**
Edward S. Adams
John K. Cavanaugh
Timothy R. Duoos
Steven Fisher
Edward M. Graca

March 7, 2003

## OUR BUSINESS

In January 2003, VirtualFund.com, Inc. set a new direction for its future business operations. We acquired Marquest Financial, Inc., which has operated a mortgage brokerage business since 1994. Concurrently, we took steps to establish Marquest Capital, Inc., which will conduct select sub-prime lending activities.

### Marquest Financial

Marquest Financial, Inc. originated over $100 million in residential mortgages last year for properties ranging from $200,000 to $3,000,000. Marquest Financial, now a wholly-owned subsidiary of the Company, is presently licensed in Minnesota, California, Illinois, Florida and Colorado. Since its inception in 1994, Marquest Financial has positioned itself as the "intelligent alternative to your local bank," and has originated over 2,800 loans representing $750 million in lending. Marquest Financial will continue to partner with some of the nation's largest lending sources to provide competitive products in the $200,000 to $3,000,000 residential mortgage segment.

### Marquest Capital

Marquest Capital, Inc. plans to engage in non-mortgage consumer finance activities, targeting certain subsets of sub-prime consumer lending such as consumer installment loans. Typically, sub-prime loans are for persons with blemished or limited credit histories. It has been estimated by some financial institutions that as much as eighty-five percent of the U.S. consumer market can be classified as sub-prime, or having "A-" credit or below. Sub-prime loans carry a higher rate of interest than prime loans to compensate for increased credit risk.

Examples of non-mortgage consumer credit include the following:

- Non-Revolving Credit
  - Automobiles
  - Mobile Homes
  - Durable Goods
  - Furniture
  - Major Appliances
  - Student Loans
  - Vacations, Other
- Revolving Credit
  - Credit Cards
  - Unsecured Lines of Credit

Marquest Capital intends to target the non-automotive portion of the sub-prime non-revolving credit market.

Marquest Capital also plans to offer alternative credit sources to small business owners by advancing such businesses money on their receivables. Initially, Marquest Capital plans to outsource the necessary billing, servicing and collection functions on its loans to an industry leader. Marquest Capital will use a streamlined core organization to manage its underwriting operations, and to coordinate the outsourcing of the billing, servicing and collection functions. To date, we have engaged a consultant to assist us in the establishment of Marquest Capital, and have formed relationships with key industry consultants, a team of business advisors and marketing specialists from the sub-prime credit industry, to build the presence of Marquest Capital in the marketplace.

### Discontinued Operations

Previously, the Company operated in two business segments: the Internet Services Business Unit (ISBU) and the Digital Graphics Business Unit (DGBU). The ISBU provided information system design, implementation and support services, developed and sold Internet-based electronic commerce software, and provided Internet hosting services. In the fourth quarter of fiscal 2001, the Company discontinued the ISBU and in July 2001, sold the remaining ISBU assets and operations. The DGBU designed, manufactured, marketed and sold wide-format digital color printers, aftermarket inks and specialty coated media for graphic arts professionals. In June 2000, the Company completed an asset sale of the DGBU operations. The DGBU and ISBU operations are disclosed in the consolidated financial statements as discontinued operations.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

For an understanding of significant factors that influenced the Company's performance during the past two years, the following discussion should be read in conjunction with the financial statements and the other information appearing elsewhere in this Annual Report.

## OVERVIEW

The Company received $45.8 million from the sale of the Digital Graphics Business Unit ("DGBU") in June 2000, and had $39.5 million in cash and $32.5 million in net current assets after current liabilities at the end of its fiscal year on June 30, 2000. During the first two quarters of fiscal 2001, the Company attempted to develop in the Internet Services Business Unit ("ISBU") a new operating division in the business-to-business electronic commerce market. The development of this market required substantial cash which was taken from the proceeds from the sale of DGBU.

While former management believed the DGBU sale proceeds would be sufficient to meet working capital requirements for the foreseeable future, it became clear to the Board of Directors during the second quarter of fiscal 2001 that product development, market opportunities and additional financing alternatives were deficient, diminished, and deteriorated, respectively, to the point where the continuing of the Company's operations and its survival were at significant risk. Additionally, at this time, it was discovered that the Company's then Chief Executive Officer, Melvin Masters, was acting contrary to the directions of the Board and against the interests of the Company. Masters was initially suspended from his officer duties and then terminated as an officer of the Company and removed as a member of all Board committees by actions of the majority of the members of the Board. Masters was removed from the Board by vote of the Company's shareholders at a special meeting in May 2001.

With the sale of RSPNetwork in July 2001, the Company exited the ISBU segment and discontinued ISBU operations. Under Generally Accepted Accounting Principles (GAAP), the Company financial statements for all periods presented reflect ISBU activity in discontinued operations.

The Company is currently not operating any business, is in the process of resolving outstanding disputes, and is actively pursuing options regarding the utilization or distribution of its residual assets.

## Year Ended June 30, 2001 Compared to June 30, 2002

*Effect of Discontinuing the Company's Operations.*

The DGBU and ISBU operations are disclosed in the consolidated financial statements for all periods as discontinued operations.

*General and Administrative Expenses.*

The general and administrative expenses of the Company amounted to $2,543,000 and $5,702,000 in fiscal years 2002 and 2001, respectively. The lower general and administrative expenses incurred in fiscal 2002 reflect the reduced activity level after completion of the restructuring in fiscal year 2001, and sale of the last operating unit in July of 2001. The general and administrative expenses for fiscal 2001 reflect the continued expansion of the Company during the first six months of the fiscal year, just prior to the restructuring, in addition to legal and other costs related to the (i) litigation commenced by and against the Company, (ii) Special Meeting held in May 2001, and (iii) sale of the Company's operating business.

*Non-Recurring and Restructuring Charges.*

For fiscal 2002, restructuring charges reflect a credit of $101,000 primarily from the reversal of an accrual for previously expensed future lease payments on property subleased to a third party in the second quarter of fiscal 2002. For fiscal 2001, the Company's statement of operations includes non-recurring and restructuring charges totaling $13.1 million of which $7.8 million relates to continuing operations. The total charges include employee separation costs such as severance payments and related legal costs of approximately $4.9 million, an allowance for uncollectable receivables from a related party of approximately $1.9 million, and facilities costs of approximately $1.5 million.

*Interest Income.*

Interest income amounted to $210,000 and $1,234,000 for fiscal 2002 and 2001, respectively. The decrease in interest income results from a lower invested cash balance after using cash to fund operating losses and costs related to restructuring in 2001.

*Other Income.*

The $493,000 in Other Income during fiscal 2002 is the gain realized on the sale of securities held for investment of $447,000 plus miscellaneous other items of $46,000, resulting primarily from adjustment to accrued expenses at June 30, 2002 to more accurately reflect expense levels.

*Income Tax Provision (Benefit).*

On June 30, 2002, the net carrying value of the Company's deferred tax assets was zero due to the uncertainty of any realization of the benefits in the future. The valuation allowance for deferred tax assets was approximately $11.0 million. The Company had net operating loss carryforwards for federal tax purposes of approximately $23.5 million which were available to offset future taxable income. The Company also had alternative minimum tax credit carryforwards of approximately $225,000 available to reduce future federal income taxes, if any, over an indefinite period and research credit carryforwards of approximately $872,000 available to reduce future federal income tax, if any, through 2005.

On June 30, 2001, the net carrying value of the Company's deferred tax assets was zero due to the uncertainty of any realization of the benefits in the future. The valuation allowance for deferred tax assets was approximately $10.9 million. The Company had net operating loss carryforwards for federal tax purposes of approximately $20.9 million, which were available to offset future taxable income and the gain from the sale of the DGBU. The Company also had alternative minimum tax credit carryforwards of approximately $225,000 available to reduce future federal income taxes, if any, over an indefinite period and research credit carryforwards of approximately $872,000 available to reduce future federal income tax, if any, through 2005.

*Income (Loss) from Discontinued Operations.*

In fiscal 2002, there was income from discontinued operations of $1,419,000, resulting from adjustments made to sales tax liabilities, product warranty, and contingent lawsuit payments that never materialized during the year. In fiscal 2001, the net loss from discontinued operations was $11,191,000, caused by expenses related to restructuring combined with expenses for personnel, marketing and product development for RSPN and B2BXchange, the ISBU divisions.

*Loss on Sale of Subsidiary.*

There was no gain or loss on sale of discontinued operations in fiscal 2002. The sale of the RSPN division of the ISBU resulted in a loss of $588,000 in fiscal 2001.

**Recent Accounting Pronouncements.**

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards (SFAS) No. 141 "Business Combinations." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. In addition, SFAS No. 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS No. 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. The Company believes the adoption of SFAS No. 141 will not have a material effect on the Company's consolidated financial position or results of operations.

In June 2001, the FASB adopted SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 discontinues the amortization of recorded goodwill for fiscal years beginning after December 15, 2001. The Company believes the adoption of SFAS No. 142 will not have a material effect on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting for obligations associated with long-lived asset retirements and is effective for fiscal years beginning after June 15, 2002. The Company believes the adoption of SFAS No. 143 will not have a material effect on the Company's consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121. SFAS 144 primarily addresses significant issues relating to the implementation of SFAS 121 and develops a single accounting model for long-lived assets to be disposed of, whether primarily held, used or newly acquired. The provisions of SFAS 144 will be effective for fiscal years beginning after December 15, 2001. The provisions of SFAS No. 144 generally are to be applied prospectively. The Company believes the adoption of SFAS No. 144 will not have a material effect on the Company's consolidated financial position or results of operations.

Liquidity and Capital Resources.

As of June 30, 2002, the Company had cash and cash equivalents of $2,487,000 and $1,186,000 in short-term marketable securities. Outstanding receivables and prepaid expenses total $1,651,000. Of this amount, approximately $1.2 million is a refundable legal retainer fee, and $198,000 is short term notes receivable. After resolving a legal dispute subsequent to its June 30, 2002 fiscal year end (see above, Item 3, Legal Proceedings), the Company believes it has settled all known material legal claims against it. Current liabilities of the Company at June 30, 2002 amounted to $1,769,000, which includes liabilities from litigation costs and claims subsequently settled and disbursed. Under agreements with two directors of the Company, Messrs. Adams and Duoos, which expire in July 2004, the Company is also obligated to make monthly payments of $21,667 and $12,500, respectively, to them for consulting services. The remaining aggregate commitment under these agreements at June 30, 2002 is approximately $820,000 (see below, Item 10, Executive Compensation, Compensation of Directors). Current management of the Company is not aware of any additional future liabilities of the Company resulting from prior events. Management therefore expects that the Company's cash and cash equivalents will be sufficient to meet its known actual and potential liabilities.

CAUTIONARY STATEMENTS

Certain statements contained in this Annual Report and other written and oral statements made from time to time by us may not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "should," "will," "forecast" and similar words or expressions. One must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. We undertake no obligation to update any forward-looking statement, but investors are advised to consult any further disclosures by us on this subject in our filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-KSB, 10-Q, 10-QSB and 8-K (if any), in which we discuss in more detail various important factors that could cause actual results to differ from expected or historic results. We note these factors as permitted by the Private Securities Litigation Reform Act of 1995. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

VIRTUALFUND.COM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

| ASSETS | June 30, 2002 | June 30, 2001 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 2,486,908 | $ 8,439,552 |
| Marketable securities | 1,186,011 | - |
| Receivables, less allowance for doubtful accounts of $-0- and $1,600 | 18,035 | 1,355,933 |
| Receivables - related parties, less allowance of $1,925,400 in 2001 | - | 135,671 |
| Note receivable, less allowance of $300,000 in 2002 | 197,599 | - |
| Prepaid expenses | 1,435,553 | 1,615,984 |
| | 5,324,106 | 11,547,140 |
| PROPERTY AND EQUIPMENT, NET | 2,500 | 58,022 |
| NOTES RECEIVABLE | 126,746 | - |
| NOTES RECEIVABLE – RELATED PARTIES | 155,852 | - |
| MARKETABLE SECURITIES | 153,440 | - |
| OTHER INVESTMENT | 200,000 | - |
| | $ 5,962,644 | $ 11,605,162 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| CURRENT LIABILITIES | | |
| Notes payable and accrued interest - related parties, 9.25%, unsecured | $ - | $ 820,343 |
| Accounts payable | 607,940 | 717,004 |
| Accrued nonrecurring and restructuring charges | 383,966 | 1,883,280 |
| Accrued expenses | 72,296 | 138,745 |
| Other current liabilities | - | 1,856,780 |
| Net liabilities of discontinued operations | 705,155 | 2,061,221 |
| TOTAL CURRENT LIABILITIES | 1,769,357 | 7,477,373 |
| COMMITMENTS AND CONTINGENCIES | | |
| STOCKHOLDERS' EQUITY | | |
| Series A convertible preferred stock, $.01 par value (5,000,000 shares authorized; no shares issued and outstanding) | - | - |
| Common stock, $.01 par value (50,000,000 authorized shares; 15,203,617 and 15,631,404 shares issued and outstanding) | 152,036 | 156,314 |
| Additional paid-in capital | 36,142,472 | 36,150,694 |
| Accumulated other comprehensive income | 399,356 | - |
| Accumulated deficit | (32,500,577) | (32,179,21) 9 |
| | 4,193,287 | 4,127,789 |
| | $ 5,962,644 | $ 11,605,162 |

See notes to consolidated financial statements.

VIRTUALFUND.COM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

| | Year Ended June 30, 2002 | Year Ended June 30, 2001 |
|---|---|---|
| NET SALES | $ - | $ - |
| COST OF SALES | - | - |
| GROSS PROFIT | - | - |
| OPERATING EXPENSES | | |
| General and administrative | 2,543,329 | 5,701,648 |
| Nonrecurring and restructuring charges (recoveries) | (101,119) | 7,762,632 |
| | 2,442,210 | 13,464,280 |
| OPERATING LOSS | (2,442,210) | (13,464,280) |
| OTHER INCOME (EXPENSE) | | |
| Interest expense | (1,640) | (12,280) |
| Interest income | 210,192 | 1,234,006 |
| Other income | 493,355 | 15,669 |
| | 701,907 | 1,237,395 |
| LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES | (1,740,303) | (12,226,885) |
| INCOME TAX PROVISION | - | - |
| LOSS FROM CONTINUING OPERATIONS | (1,740,303) | (12,226,885) |
| INCOME (LOSS FROM DISCONTINUED OPERATIONS Net of income tax provision of $-0- and $-0- | 1,418,945 | (11,191,459) |
| LOSS ON SALE OF DISCONTINUED OPERATIONS Net of income tax provision of $-0- and $-0- | - | (588,120) |
| NET LOSS | $ (321,358) | $ (24,006,464) |
| INCOME (LOSS) PER COMMON SHARE - BASIC AND DILUTED | | |
| Continuing operations | $ (0.11) | $ (0.76) |
| Discontinued operations | 0.09 | (0.70) |
| Sale of discontinued operations | - | (0.04) |
| | $ (0.02) | $ (1.50) |
| WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - BASIC AND DILUTED | 15,454,185 | 16,036,791 |

See notes to consolidated financial statements.

VIRTUALFUND.COM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Common Stock | | Additional Paid-in Capital | Accumulated Other Comprehensive Income | Accumulated Deficit | Receivable From Exercise of Stock Options | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Par Value | | | | | |
| BALANCE, June 30, 2000 | 17,577,002 | $ 175,770 | $ 41,171,851 | $ - | $ (8,172,755) | $ (101,250) | $ 33,073,616 |
| Net loss | - | - | - | - | (24,006,464) | - | (24,006,464) |
| Exercise of warrant | 8,302 | 83 | (83) | - | - | - | - |
| Cancellation of exercised stock options | (37,500) | (375) | (100,875) | - | - | 101,250 | - |
| Repurchase of common stock | (2,416,400) | (24,164) | (5,946,449) | - | - | - | (5,970,613) |
| Shares issued on acquisition of Rymatics | 500,000 | 5,000 | 1,026,250 | - | - | - | 1,031,250 |
| BALANCE, June 30, 2001 | 15,631,404 | 156,314 | 36,150,694 | - | (32,179,219) | - | 4,127,789 |
| Net loss | - | - | - | - | (321,358) | - | (321,358) |
| Comprehensive income: | | | | | | | |
| Unrealized gain on marketable securities | - | - | - | 399,356 | - | - | 399,356 |
| Total comprehensive income | | | | | | | 77,998 |
| Cancellations of shares | (427,787) | (4,278) | (8,222) | - | - | - | (12,500) |
| BALANCE, June 30, 2002 | 15,203,617 | $ 152,036 | $ 36,142,472 | $ 399,356 | $ (32,500,577) | $ - | $ 4,193,287 |

See notes to consolidated financial statements.

VIRTUALFUND.COM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended June 30, 2002 | Year Ended June 30, 2001 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | $ (321,358) | $ (24,006,464) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Discontinued operations | (1,356,066) | 822,728 |
| Gain on sale of marketable securities | (446,874) | - |
| Loss on sale or disposal of property and equipment | 42,649 | 823,239 |
| Depreciation and amortization | 6,598 | 302,137 |
| Changes in operating assets and liabilities: | | |
| Accounts and notes receivables | 1,013,553 | (1,347,912) |
| Receivables - related parties | 135,671 | 1,396,746 |
| Other current assets | 180,430 | (1,428,084) |
| Accounts payable | (109,063) | (2,395,432) |
| Accrued nonrecurring and restructuring charges | (1,499,314) | 1,883,280 |
| Accrued expenses | (66,449) | (354,225) |
| Income taxes payable | - | (843,440) |
| Other current liabilities | (1,856,780) | 1,850,334 |
| Net cash used by operating activities | (4,277,003) | (23,297,093) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchases of marketable securities and investment | (1,512,184) | - |
| Proceeds from sales of marketable securities | 818,961 | - |
| Loans to related parties | (1,505,850) | - |
| Collections from related parties | 1,350,000 | 382,988 |
| Purchases of property and equipment | - | (805,721) |
| Proceeds from sale of property and equipment | 6,275 | 174,342 |
| Net cash used by investing activities | (842,798) | (248,391) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Payments on notes and accrued interest - related parties | (820,343) | (1,578,039) |
| Cancellation of common shares | (12,500) | - |
| Purchase of common shares | - | (5,970,613) |
| Net cash used by financing activities | (832,843) | (7,548,652) |
| DECREASE IN CASH AND CASH EQUIVALENTS | (5,952,644) | (31,094,136) |
| CASH AND CASH EQUIVALENTS | | |
| Beginning of year | 8,439,552 | 39,533,688 |
| End of year | $ 2,486,908 | $ 8,439,552 |

See notes to consolidated financial statements.

1. Business and Significant Accounting Policies -

Business

Currently, the Company is not operating as a revenue-generating business. The Board of Directors is actively pursuing options regarding the future use of its residual assets by examining various potential business acquisitions and other opportunities.

Previously, the Company operated in two business segments: the Internet Services Business Unit (ISBU) and the Digital Graphics Business Unit (DGBU).

The ISBU provided information system design, implementation and support services, developed and sold Internet-based electronic commerce software, and provided Internet hosting services. In the fourth quarter 2001, the Company discontinued the ISBU and in July 2001, sold the remaining ISBU assets and operations.

The DGBU designed, manufactured, marketed and sold wide-format digital color printers, aftermarket inks and specialty coated media for graphic arts professionals. In June 2000, the Company completed an asset sale of the DGBU operations.

The DGBU and ISBU operations are disclosed in the consolidated financial statements as discontinued operations.

Principles of Consolidation

The consolidated financial statements include the accounts of VirtualFund.com, Inc. and its wholly owned subsidiaries, RSPNetwork, Inc. (RSPNetwork), B2BXchange, Inc. (B2BXchange), Rymatics Software, LLC (Rymatics), Kilborn Photo Products, Inc. (Kilborn), and ColorSpan Corporation (CSC), and CSC's subsidiaries, ColorSpan Europe, Ltd. (CSE), ColorSpan Asia/Pacific, Ltd. (CSA), and ColorSpan Latin America, Ltd. (CSLA). RSPNetwork, B2BXchange, and Rymatics represented the ISBU. Kilborn, CSC, and its subsidiaries represented the DGBU. All significant intercompany balances and transaction were eliminated.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant management estimates relate to the valuation allowance of deferred income tax assets, nonrecurring and restructuring charges, and litigation related allowances and liabilities (estimated legal fees related to litigation liabilities have been accrued).

Revenue Recognition

Sales, included in income (loss) from discontinued operations, were recognized when products or services were delivered to the Company's customers. The Company also provided design, implementation and support services under fixed price and time and materials contracts. For fixed price contracts, revenue was recorded based on the estimated percentage of completed services rendered. Losses, if any, on fixed price contracts were recognized when the loss was determined. For time and materials contracts, revenue was recognized at contractually agreed upon rates as the costs were incurred.

(continued)

1. Business and Significant Accounting Policies - (continued)

Concentration of Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, are cash and cash equivalents, marketable securities and investment. To reduce risk for cash and cash equivalents, the Company maintains cash and cash equivalents at reputable financial institutions in deposit and money market accounts which, at times, may exceed federally insured limits. The largest concentration of cash equivalents at June 30, 2002, is approximately $1,700,000 in a certificate of deposit and approximately $900,000 in a money market account. The Company has not experienced any material losses in such accounts and does not believe it is exposed to any significant credit risk.

To reduce investment risk, the Company only invests in Companies meeting certain predefined criteria.

Cash Equivalents

All highly liquid cash investments with initial maturities of three months or less are considered to be cash equivalents.

Marketable Securities

Marketable securities are classified as available-for-sale and recorded at fair value. Net unrealized gains and losses are included in stockholders' equity in accumulated other comprehensive income. The Company had no marketable securities in 2001. During 2002, the Company purchased $1,312,184 in marketable securities and sold marketable securities having a book value of $372,089 for $818,963, realizing a net gain of $446,874 after commissions and expenses, which is included in other income in the consolidated statements of operations. At June 30, 2002 the value of marketable securities held was $1,339,451, including a net unrealized gain of $399,356. Fair values were determined by an independent qualified appraiser. All marketable securities are equity securities. The unrealized gain or loss is reported as accumulated other comprehensive income in the consolidated statements of stockholders' equity.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of two to seven years.

Other Investment

In 2002, the Company invested in common units of a private company. At June 30, 2002, the value of the investment in the private company is valued at cost.

Acquired Technology and Other Intangible Assets

Acquired technology and other intangible assets were amortized using the straight-line method over the estimated useful lives of the assets, generally from two to three years. The recoverability of these assets were continually evaluated by comparing the remaining unamortized cost to the estimated future cash flows of the associated assets. During fiscal 2001, the balance of acquired technology and other intangible assets was written off as impaired. In 2002, the Company acquired no technology or intangible assets.

(continued)

1. Business and Significant Accounting Policies - (continued)

Fair Value of Financial Instruments

Cash and cash equivalents, marketable securities, accounts and notes receivable, investment, notes payable, accounts payable, and accrued liabilities are carried at amounts believed to approximate fair values. It is not practicable to determine the fair value of related party receivables and notes payable as the relationship of the parties to the Company may influence the terms.

Accounting for Stock-Based Compensation

The Company accounts for employee stock options under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and provides the pro forma disclosures required by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

Income (Loss) Per Common Share

Income (loss) per common share - basic is determined by dividing the income (loss) by the weighted average common shares outstanding. Income (loss) per common share - diluted is computed by dividing the income (loss) by the weighted average common shares outstanding and the common share equivalents (stock options, stock warrants, convertible debentures and shares issuable relating to the litigation settlement). Common share equivalents are not included in the computations as their effects were antiduilutive.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," which are effective for fiscal years beginning after December 15, 2001. These statements, in summary, eliminate the use of the pooling of interests method of accounting for future business combinations and discontinue the amortization of acquired goodwill, subject to periodic impairment testing. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived and for Long-Lived Assets to be Disposed of." SFAS No. 144 is effective for the fiscal years beginning after December 15, 2001. SFAS No. 144 requires long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. In addition, discontinued operations will no longer be measured at net realizable value or include amounts for operation losses that have not yet been incurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company does not anticipate that adoption of this standard will have a material impact on the Company's consolidated financial statements.

2. Discontinued Operations -

ISBU

In October 2000, the Company acquired Rymatics for $254,070 in cash, the amount equal to the net book value of assets as of the closing date, and 500,000 shares of common stock valued at $1,031,250. Rymatics specialized in software engineering and related services. In January 2001, the Company ceased all operations of this acquisition, terminated all employees, returned all property and equipment to the seller and provided Rymatics with $150,000 of operating funds. To assist in the transition, VirtualFund also lent Rymatics $150,000, collateralized with 250,000 shares of VirtualFund stock. A $1,031,250 write-off of goodwill relating to the acquisition was included in restructuring charges in fiscal year 2001. No payment was received on the note, which was subsequently written off.

In fiscal 2001, the Company formed B2BXchange, which was to allow businesses to develop web sites and set up stores in vertically integrated trading communities on the Internet. The Company discontinued this operation shortly after it was launched due to lack of product focus, potential near term revenue, and adequate resources to complete and bring the product to market. Costs related to closing this operation are included in discontinued operations.

In July 2001, the Company sold certain assets, liabilities and the operations of RSPNetwork to a member of the Company's Board of Directors and a stockholder for contingent payments based on future RSPNetwork revenue. Contingent payments from the sale were capped at $1,000,000 and were to be recorded when received. This earn out agreement was assigned to a former employee under terms of a negotiated settlement (Note 11 - Kittrell). A loss on sale of discontinued operations totaling $588,120 was recognized for the year ended June 30, 2001.

The components of net assets (liabilities) of the ISBU's discontinued operations as of June 30, 2001, are as follows:

| | |
|---|---|
| Cash | $ 41,570 |
| Accounts receivable | 201,506 |
| Property and equipment, net | 862,653 |
| Accounts payable | (160,012) |
| Other current liabilities and debt | (283,235) |
| Deferred revenue | (241,548) |
| | $ 420,934 |

In 2001, net sales of the ISBU were $5,811,758 and interest expense was $115,118 as related debt resided in the ISBU. All 2001 discontinued operations were attributable to the ISBU.

During 2002, the Company reduced certain liabilities relating to discontinued operations, previously accrued in the ISBU for lawsuit settlements, by $236,066.

(continued)

2. Discontinued Operations - (continued)

DGBU

In June 2000, the Company sold the DGBU. Estimated future costs, which included an accrual for contractual responsibilities remaining from the sale of the DGBU and other miscellaneous anticipated expenses, were accrued at the time of sale. The Company could receive an additional $1,000,000, which was not included in previously recorded cash proceeds, when consents to assign facility leases to the purchaser are received from the lessor.

The liabilities of the DGBU's discontinued operations consist of accounts payable of $705,155 and $1,894,036 at June 30, 2000 and 2001, respectively.

During 2002, the Company reduced the net loss by adjusting through discontinued operations certain liabilities previously accrued in the DGBU by $1,188,879 to more accurately reflect amounts actually owed based on current information as follows:

| Adjustment | Amount |
|---|---|
| Product liability accrual | $ 303,243 |
| Sales tax liability | 567,000 |
| Accrued legal fees, net | 68,636 |
| Lawsuit settlement | 250,000 |
| | $ 1,188,879 |

3. Nonrecurring and Restructuring Charges -

In December 2000, as a result of the discontinued operations and other actions, the Company adopted a restructuring plan and incurred certain nonrecurring and restructuring charges and adjustments in 2001, which were included in operations as follows:

| | Amount Charged | Recoveries | Asset Write-offs | Amounts Paid | Allowance And Accrual at June 30, 2001 |
|---|---|---|---|---|---|
| NONRECURRING | | | | | |
| Allowance for doubtful accounts [a] | $ 1,927,833 | $ (2,464) | $ - | $ - | $ 1,925,369 |
| RESTRUCTURING | | | | | |
| Product discontinuance [b] | 5,981,794 | (1,300,000) | (1,916,854) | (1,909,864) | 855,076 |
| Employee separating costs [c] | 4,917,821 | (35,696) | (206,884) | (4,628,285) | 46,956 |
| Facilities costs [d] | 1,514,426 | - | (89,211) | (443,967) | 981,248 |
| | 12,414,041 | (1,335,696) | (2,212,949) | (6,982,116) | 1,883,280 |
| | $ 14,341,874 | $ (1,338,160) | $ (2,212,949) | $ (6,982,116) | $ 3,808,649 |

(continued)

3. Nonrecurring and Restructuring Charges - (continued)

(a) Allowance for unncollectable receivables from Melvin Masters (Masters), the Company's former Chief Executive Officer (former CEO).

(b) Costs associated with the discontinuance of the Internet business-to-business software platform, B2BXchange, and separate supply chain investment. Approximately $1,585,000 related to the Rymatics termination of operations (including $1,031,250 of goodwill write-off) and $1,200,000 to the Manugistics legal proceedings.

(c) Severance and associated legal and other fees related to the termination of approximately 100 management and administrative employees and many unfavorable long-term employee contracts. Approximately $500,000 related to legal and other related fees.

(d) Payments to exit closed and idle facilities leases.

Nonrecurring and restructuring charges totaling $13,003,714 were allocated $7,762,632 to continuing operations and $5,241,082 to discontinued operations.

During 2002, adjustments were made to the restructuring accrual as follows:

| | Allowance and Accrual at June 30, 2001 | Recoveries | Asset Write-offs | Amounts Paid | Accrual at June 30, 2002 |
|---|---|---|---|---|---|
| NONRECURRING | | | | | |
| Allowance for doubtful accounts [(a)] | $ 1,925,369 | $ - | $ (1,925,369) | $ - | $ - |
| RESTRUCTURING | | | | | |
| Product discontinuance [(b)] | 855,076 | - | (302,944) | (168,166) | 383,966 |
| Employee separating costs | 46,956 | - | - | (46,956) | - |
| Facilities costs | 981,248 | (101,119) | 16,559 | (896,688) | - |
| | 1,883,280 | (101,119) | (286,385) | (1,111,810) | 383,966 |
| | $ 3,808,649 | $ (101,119) | $ (2,211,754) | $ (1,111,810) | $ 383,966 |

(a) The allowance for unncollectable receivables from Masters, the former CEO, was written off in March 2002, after a final settlement agreement with Masters (Note 11).

(b) The balance due at June 30, 2002 relates primarily to the balance due Metiom from a settlement agreement reached in July 2002 (Note 11).

4. Property and Equipment -

Property and equipment are as follows:

| | Life | June 30, 2002 | June 30, 2001 |
|---|---|---|---|
| Equipment | 2 - 5 years | $ 5,000 | $ 53,432 |
| Furniture and fixtures | 5 - 7 years | - | 7,174 |
| Purchased software | 3 years | - | 11,872 |
| Vehicles | 5 years | - | 26,840 |
| | | 5,000 | 99,318 |
| Less accumulated depreciation | | 2,500 | 41,296 |
| | | $ 2,500 | $ 58,022 |

5. Other Financial Statement Data -

Additional information concerning selected balance sheet accounts is as follows:

| | June 30, 2002 | June 30, 2001 |
|---|---|---|
| Receivables, less allowance for doubtful accounts: | | |
| Manugistics receivable | $ - | $ 1,300,000 |
| Other | 18,035 | 55,933 |
| | $ 18,035 | $ 1,355,933 |
| Prepaid expenses: | | |
| Legal fee retainers | $ 1,304,413 | $ 1,392,000 |
| Other | 131,140 | 223,984 |
| | $ 1,435,553 | $ 1,615,984 |
| Other current liabilities: | | |
| Litigation | $ - | $ 1,680,865 |
| Other | - | 175,915 |
| | $ - | $ 1,856,780 |

6. Income Taxes -

A reconciliation of the expected federal income tax provision at the statutory 35% rate with the provision for income taxes is as follows:

| | Year Ended June 30, 2002 | Year Ended June 30, 2001 |
|---|---|---|
| Tax benefit computed at statutory rate | $ (112,000) | $ (8,402,000) |
| State income tax, net of federal benefit | (5,000) | (480,000) |
| Graduated tax brackets | 5,000 | 229,000 |
| Change in valuation allowance | 112,000 | 7,515,000 |
| Other | - | 1,138,000 |
| | $ - | $ - |

(continued)

6. Income Taxes - (continued)

Temporary differences comprising net deferred tax assets are as follows:

| | June 30, 2002 | June 30, 2001 |
|---|---|---|
| Current: | | |
| Allowance for doubtful accounts | $ 105,000 | $ 717,000 |
| Lease holdback | 372,000 | 372,000 |
| Accrued restructuring | 247,000 | 527,000 |
| Other | - | 89,000 |
| | 724,000 | 1,705,000 |
| Noncurrent: | | |
| Property and equipment | 200,000 | 200,000 |
| Net operating loss carryforwards | 8,237,000 | 7,515,000 |
| Research and development credit carryforwards | 872,000 | 872,000 |
| Alternative minimum tax credits | 225,000 | 225,000 |
| Other | 757,000 | 386,000 |
| | 10,291,000 | 9,198,000 |
| Gross deferred tax assets | 11,015,000 | 10,903,000 |
| Valuation allowance | (11,015,000) | (10,903,000) |
| Net deferred tax assets | $ - | $ - |

The increase in the valuation allowance for 2002 and 2001 was $112,000 and $7,515,000, respectively. Realization of the deferred tax asset will depend on the Company's ability to generate sufficient taxable income. Based on the Company's recent operating losses, lack of any continuing operations, and the uncertain future of its current strategy, management is not certain that the Company will be able to generate sufficient future taxable income to fully utilize its deferred tax assets. In addition, realization of net operating loss carryforwards may be limited under certain provisions of the Internal Revenue Code regardless of the Company's ability to generate taxable income. As a result, the Company recorded a valuation allowance for the entire deferred tax asset.

At June 30, 2002, the Company has a net operating loss carryforward for federal income tax purposes of approximately $23,534,000 which is available to offset future taxable income, if any, through 2022. The Company also has alternative minimum tax credit carryforwards of approximately $225,000 available to reduce future federal income taxes, if any, over an indefinite period and research and development credit carryforwards of approximately $872,000 available to reduce future federal income tax, if any, through 2005.

State taxes are deemed insignificant and not separately disclosed.

7. Stockholders' Equity -

Common Stock

In June 2000, the Company authorized the repurchase of up to 2,000,000 shares of the Company's common stock. In October 2000, the Company authorized the repurchase of an additional 2,000,000 shares of the Company's common stock. During fiscal year 2001, a total of 2,416,400 shares were repurchased.

In December 2001, Rymatics surrendered 250,000 shares of common stock after defaulting on a $150,000 note. In March 2002, 177,787 shares were surrendered in connection with the Settlement Agreement with Masters (Note 11).

Stock Options and Warrants

The Company reserved 5,000,000 shares of common stock under the VirtualFund.com, Inc. 1996 Stock Incentive Plan, (Plan). Under the Plan, incentive stock options and non-statutory stock options may be granted to key employees, directors, and consultants of the Company at exercise prices not less than 100% of the fair market value of the common stock at the date of grant and 110% for incentive stock options granted to individuals owning 10% or more of the Company's common stock. The Plan is administered by a stock option committee appointed by the Board of Directors. The committee establishes all terms and conditions of each grant, except that, in the case of incentive options, the term may not exceed 10 years. The Company also has a 1990 Restated Stock Option Plan. No additional options may be granted under this Plan. All previously granted options remain outstanding for 10 years from the grant date or a specified period following termination of employment.

Stock options and warrant activity is as follows:

| | Options | Weighted Average Exercise Price | Warrants | Weighted Average Exercise Price |
|---|---|---|---|---|
| Balance, June 30, 2000 | 4,080,801 | $ 2.54 | 4,404,953 | $ 5.37 |
| Granted | 710,000 | 0.26 | - | - |
| Exercised [(a)] | - | - | (50,000) | 1.59 |
| Forfeited | (2,260,368) | 2.70 | (300,000) | 2.00 |
| Repriced - Old | (100,000) | 4.00 | - | - |
| Repriced - New | 100,000 | 0.25 | - | - |
| Balance, June 30, 2001 | 2,530,433 | 1.60 | 4,054,953 | 5.67 |
| Cancelled [(b)] | (1,520,433) | 2.29 | (2,192,239) | 4.64 |
| Repriced - Old | (700,000) | 0.64 | - | - |
| Repriced - New | 700,000 | 0.15 | - | - |
| Balance, June 30, 2002 | 1,010,000 | 0.23 | 1,862,714 | 6.89 |

(a) In January 2001, a warrant for 50,000 shares was redeemed in a cashless exercise for 8,302 shares of the Company's common stock.

(b) Under terms of a settlement agreement with Masters, warrants for 2,192,239 common shares were cancelled in March 2002 (Note 11).

(continued)

7. Stockholders' Equity - (continued)

Stock Options and Warrants (continued)

In May 2001, the Company's Board of Directors approved the repricing of 100,000 nonstatutory stock options from the original exercise price of $4.00 per share to $.25 per share. In July 2001, the Board approved the repricing of 500,000 nonstatutory stock options from $.16 per share to $.15 per share, approved the repricing of 100,000 nonstatutory stock options from $2.00 to $.15 per share, and repriced 100,000 nonstatutory stock options from $1.65 per share to $.15 per share, resulting in an insignificant change to the original option intrinsic value assigned.

The per share weighted average fair value of stock options granted during 2001 was $0.26.

Options outstanding and exercisable at June 30, 2002, are as follows:

| | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| | | Weighted Average | | | |
| Range of Exercise Prices | Options | Exercise Price | Remaining Contractual Life - Years | Options | Weighted Average Exercise Price |
| $ .15 to 1.00 | 1,010,000 | $ 0.23 | 4.8 | 860,000 | $ 0.24 |

Warrants outstanding and exercisable at June 30, 2002, are as follows:

| Range of Exercise Prices | Warrants | Weighted Average Remaining Contractual Life - Years | Weighted Average Exercise Price |
|---|---|---|---|
| $1.50 | 20,000 | 2.2 | $ 1.50 |
| 6.79 to 7.00 | 1,842,714 | 1.3 | 6.89 |
| 1.50 to 7.00 | 1,862,714 | 1.3 | 6.89 |

Had the Company recognized stock option compensation expense based on grant-date fair value, consistent with the provisions of SFAS No. 123, the net income (loss) would be approximately as follows:

| | Year Ended June 30, | |
|---|---|---|
| | 2002 | 2001 |
| Net income (loss): | | |
| As reported | $ (321,358) | $ (24,006,464) |
| Pro forma | 1,125,157 | (24,291,939) |
| Net income (loss) per diluted share: | | |
| As reported | $ (0.02) | $ (1.50) |
| Pro forma | 0.07 | (1.51) |

(continued)

7. Stockholders' Equity - (continued)

Stock Options and Warrants (continued)

The fair value of stock options and warrants is the estimated present value at grant-date using the Black-Scholes option pricing model with the following weighted average assumptions:

| | Year Ended June 30, 2002 | Year Ended June 30, 2001 |
|---|---|---|
| Expected volatility | 19.0% | 216% |
| Risk-free interest rate | 4.7% | 4.9% |
| Expected life of options - years | 5.0 | 5.0 |
| Expected dividend yield | - | - |

8. Commitments -

Operating Leases

During 2002, all equipment, office and warehouse leases held by the Company expired, terminated, or canceled. In March 2002, the Company entered a three-year lease for new office space, requiring a 90-day notice to vacate. In February 2002, the Company entered into a month-to-month lease for climate-controlled space to store historical books and records.

In 2001, the Company leased certain facilities from Grandchildren's Realty Alternative Management Program I (GRAMPI), a Minnesota limited partnership controlled by the Company's former CEO, and from TEAM Property Management Company (TEAM), a company controlled by three stockholders of the Company. The GRAMPI lease originally expired in 2010. The Company vacated the space, discontinued rent payments and, in March 2002, reached a settlement releasing the Company from any further obligation under the lease. The lease with TEAM was cancelled in July 2001 by mutual consent with the RSPNetwork sale.

Rent expense was allocated to discontinued operations based on space occupied. Rent expense under all operating leases for both continuing and discontinued operations (including property taxes, insurance, and maintenance costs) was as follows:

| | Year Ended June 30, 2002 | Year Ended June 30, 2001 |
|---|---|---|
| GRAMPI | $ - | $ 955,051 |
| TEAM | - | 207,342 |
| Other | 107,248 | 169,140 |
| | $ 107,248 | $ 1,331,533 |

Future minimum operating lease payments are less than $3,000 at June 30, 2002.

(continued)

8. Commitments - (continued)

Employee Benefit Plans

The Company had two qualified defined contribution 401(k) plans covering substantially all employees. One plan covered RSPNetwork employees and the other plan covered all other employees. The plans offered employees a savings feature and Company matching contributions were discretionary. The plans were combined in 2001, and no employer contributions were made in 2002 or 2001. The Company is in the process of terminating the combined plan.

9. Related Party Transactions -

Special Compensation to Directors

In June 2001, the Board of Directors authorized bonus payments and option grants to certain directors for services rendered during 2001.

| | Amount | Options |
|---|---|---|
| Chairman of the Board (Chairman) | $ 100,000 | 250,000 |
| Vice-Chairman of the Board (Vice-Chair) | 100,000 | 250,000 |
| Director | 30,000 | 50,000 |

The options, granted outside the Company's Stock Option Plan, are fully vested, nonqualified with a term of 5 years and a $0.16 per share exercise price.

In 2001, Messrs. Duoos and Adams, current Chairman and Vice-Chairman of the Board, were paid $69,000 and $66,000, respectively, for their services as Board members dating back to 2000.

Directors Consulting Compensation Agreements

In July 2001, the Special Compensation Committee of the Board of Directors authorized an agreement with the Company's Chairman of the Board (Chairman). The agreement provides for the Chairman to be paid a monthly consulting services fee of $21,667 for 3 years plus 100,000 options exercisable at $0.15 per share, to be granted on each anniversary date. If terminated by the Company, without cause, payment of the compensation is generally continued as severance payments until the end of the agreement. The Company also authorized payment of his relocation expenses, which totaled $202,527. In addition, the Chairman receives a monthly directors fee of $3,000. Additionally, the Chairman was reimbursed expenses of $26,717.

In July 2001, the Special Compensation Committee of the Board of Directors authorized an agreement with the Company's Vice-Chairman of the Board (Vice-Chair). The agreement provides for the Vice-Chair to be paid a monthly consulting services fee of $12,500 for 3 years plus 100,000 options exercisable at $0.15 per share, to be granted on each anniversary date. If terminated by the Company, without cause, payment of the compensation is generally continued as severance payments until the end of the agreement. In August 2001, the Company also authorized a one-time special consulting fee in the amount of $30,000 for services provided to the Company outside of the agreement for his monthly consulting services. In addition, the Vice-Chair receives a monthly directors fee of $3,000. Additionally the Vice-Chair was reimbursed expenses of $57,017.

(continued)

9. Related Party Transactions - (continued)

Directors' Consulting Compensation Agreements (continued)

In connection with the June and July 2001 agreements with the Chairman and Vice-Chair, the Company consulted with an independent specialist.

In July 2002, the Board of Directors awarded options to purchase 100,000 shares of the Company's common stock to its Chairman, Vice-Chair, and each director. The options vest immediately, have a term of five years, and have an exercise price of $.05 per share.

Directors Loan Program

In July 2001, the Board of Directors approved a loan program, whereby the Company is authorized to loan to Directors up to $500,000, in total, to buy stock in the Company. The Chairman and Vice-Chair each borrowed $73,314 in August 2001 to purchase 488,759 and 488,758 shares of the Company's common stock, respectively. As of June 30, 2002, the Chairman and Vice-Chair each owe the Company approximately $77,900 under terms of their loan agreements, the amount originally borrowed plus $4,597 in interest accrued at the annual rate of 8%. The Sarbanes-Oxley Act of 2002 restricts future loans to directors.

Consulting Agreement - Interim CEO

In August 2001, the Company entered into a consulting agreement with The Financial Drivers, Ltd., controlled by Joseph D. Pupel. Under terms of the agreement, Mr. Pupel is to provide financial services to the Company. In October 2001, Mr. Pupel was designated Interim Chief Executive Officer and is paid $100 per hour for his services. For the fiscal year ended June 30, 2002, the Company paid Financial Drivers, LTD $123,084 for Mr. Pupel's services and $75,634 for financial services provided by other employees of Financial Drivers, LTD.

Investment - Common Stock

At various times during October and November 2001, the Company made an aggregate investment of $1,007,000 for 601,400 shares of Cone Mills Corporation common stock, a publicly traded company, a producer of denim and decorative fabrics. Commissions of approximately $36,000 were paid on the purchase of these shares to Equity Securities Investments, Inc. (Equity), a company whose president is the Vice-Chair of the company. The Company joined an existing investor group and in connection therewith executed an agreement with Equity on the same terms as other members of the group. Under terms of such agreement, the Company agreed to pay a 20% advisory fee on the gain from the sale of securities purchased through Equity. The agreement also requires 20% of the appreciation on certain securities and reflected at December 31 to be paid to Equity. In May and June 2002, 235,100 of these shares were sold for a net gain of $446,874. Commissions of $121,086 were paid to Equity on the sale of these shares.

Investment - Temporary Subordinated Loan Agreement

On October 30, 2001, the Company entered into a Temporary Subordinated Loan Agreement with Equity. Under terms of the loan, which was personally guaranteed by a principal of Equity, the Company agreed to lend Equity $1,350,000 at 10% interest. The loan was repaid with interest on December 28, 2001.

(continued)

9. Related Party Transactions - (continued)

Investment - Convertible Notes

On November 8, 2001, the Company entered into an arrangement with Cash Systems, Inc. (Borrower), a national provider of cash access services to the gaming and retail industries, to loan up to $500,000 in convertible notes. On November 8, 2001, the Company loaned the Borrower $200,000 and an additional $200,000 was loaned on March 1, 2002. The notes mature on November 8, 2003, pay interest at 12.5%, require principal and interest payments on a monthly basis, and require the Borrower to grant the Company a security interest in a cash account which is required to maintain a minimum of $300,000 during the term of the loan. Additionally, the agreement contains personal guarantees of the president and CEO of Borrower and a pledge of certain shares of his stock. The notes are convertible into common stock at an exercise price of $2 per share. The agreement also provides that the Company will receive warrants to purchase up to 125,000 shares of common stock of the Borrower, dependent upon the level of borrowings. The exercise price of the warrants is $2 per share. Commissions of $65,000 and a warrant to purchase 50,000 shares of Borrower's common stock were paid and issued by the Borrower to Equity.

Investment - Common Stock / Convertible Note

On October 24, 2001, the Company invested $305,000 for an 80% ownership position in Business Translation Services, Inc. (BTSV), a Nevada Corporation. On November 12, 2001 the Company loaned $300,000 to BTSV under the terms of a 10% convertible promissory note, payable in three installments over 12 months. The note is convertible into shares of BTSV at $.50 per share. On November 12, 2001, BTSV merged with Muller Media, Inc. under a plan of reorganization within the meaning of Section 168 of the Internal Revenue Code, and BTSV's name was changed to Muller Media, Inc. (Muller). Muller guaranteed the convertible promissory note, issued a warrant to the Company to purchase 1,200,000 shares of Muller common stock at an exercise price of $.125 per share and agreed to issue to the Company 2,000,000 shares of its common stock in the event of default. BTSV/Muller paid a commission of $107,550 and issued warrants for 1,000,000 shares of Muller common stock to Equity for this transaction.

In July 2002, Muller Media, claiming unspecified damages, defaulted on payment of their $300,000 note payable to the Company. The Company established a reserve equal to the full amount of this note, and is actively pursuing collection.

Other

In December 2000, the Board of Directors engaged an independent consultant to review transactions between the Company and its former CEO and TimeMasters, Inc. (TMI), a corporation controlled by the former CEO. Based on the findings, the Company terminated these relationships and commenced legal action against the former CEO.

(continued)

9. Related Party Transactions - (continued)

Other (continued)

In 2001, the Company deposited $1.5 million with a law firm to represent certain present and former directors and officers. At June 30, 2002 and 2001, the Company had approximately $1.3 million remaining, which is included in prepaid expenses.

Transactions with certain related parties for the year ended June 30, 2001, are as follows:

| | |
|---|---|
| Rent expense (GRAMPI) [(a)] | $ 955,051 |
| Rent expense (TEAM) | 207,342 |
| Interest income [(b)(c)] | 110,349 |
| Airplanes [(d)] | 103,581 |
| Clubhouse expenses [(e)] | 3,846 |
| Consulting [(f)] | 25,000 |
| California apartment rent | 16,000 |
| California apartment utilities and other | 4,633 |
| Salary paid to former CEO's second wife [(g)] | 77,116 |

Balances outstanding with parties controlled by the former CEO were as follows:

| | June 30, | |
|---|---|---|
| | 2002 | 2001 |
| Receivables and accrued interest [(b)] | $ - | $ 1,925,369 |
| Allowance for doubtful accounts [(b)] | - | (1,925,369) |
| Net receivable | $ - | $ - |

(a) Pursuant to a lease dated December 31, 1995 and until January 10, 2001, the Company leased and occupied space in Eden Prairie, Minnesota from GRAMPI. The general partner of GRAMPI is TMI. One of the limited partners of GRAMPI is a trust (TRUST), of which a former director of the Company was trustee at the time of the lease negotiations and the minor children of the former CEO are the beneficiaries. Other limited partners appear to include the former CEO, his second and third wives (as joint tenants), as well as his brother and his brother's spouse and children. In 1995, the Company retained the services of a law firm as well as an independent commercial real estate brokerage firm in negotiating the lease.

The Company leased 178,774 square feet of space under the above lease for a term of fifteen years (expiring December 31, 2010) with no renewal option. The base rent escalated periodically over the lease term and obligated the Company to pay various operating expenses. The Board of Directors determined various potential fairness problems with the lease, which resulted in litigation (Note 11 - Global Settlement Agreement - Masters).

(continued)

9. Related Party Transactions - (continued)

(b) The Company performed services for and paid various amounts on behalf of TMI. The receivable from TMI of $206,711 at June 30, 1999, was combined with additional indebtedness into the $472,977 note described in (c).

(c) Prior to 1999, GRAMPI borrowed $250,000 from the Company under a note guaranteed by the former CEO, collateralized by the Company's common stock owned by GRAMPI and bearing interest at the prime rate plus 2.0%. In September 1999, the balance of the note was combined with additional borrowings during 1999 into a new $500,000 noninterest bearing note due September 1, 2000. During 1999, the former CEO and TMI borrowed an additional $375,472, which was combined with $97,505 that was owed to the Company by TMI into a second note from the former CEO totaling $472,977, due September 1, 2000, with interest at 9.75%. In 1999, the former CEO borrowed an additional $200,000 due September 1, 2000, with interest at 9.75%. All three notes were collateralized by a deed of trust encumbering certain Montana real property owned by GRAMPI. The Company determined in November 2000 that the deed of trust was defective as it was never recorded and the land was not owned by GRAMPI, but rather another entity controlled by the former CEO. In October 2000, the Company loaned $430,000 to GRAMPI, due in calendar 2001 or as approved by the Board of Directors, with interest at the IRS effective tax rate and guaranteed by the former CEO. Nonrecurring charges include allowances for the receivables from the former CEO and entities he controls, which includes principal and accrued interest due totaling approximately $1,925,000. This amount was forgiven under terms of the Global Settlement Agreement between the Company and Masters (Note 11).

(d) The Company regularly used an airplane owned by a company owned or controlled 100% by the former CEO. The Company was charged $430 per hour for flight time. The Company also paid a company, that may or may not be related to the former CEO, for pilot services at a daily rate of $376 for flight days and a daily rate of $330 for nonflight days.

(e) The Clubhouse is a guesthouse located in Eden Prairie, MN, owned by either all or any of the following: the former CEO, TRUST, the former CEO's spouse, TMI, and/or GRAMPI.

(f) The former CEO's spouse was paid consulting services through a company she owned beginning in May 1999, at a monthly rate of $5,000. Current management was unable to locate a contract specifying the work performed or defining the length of service, nor was management able to find tangible evidence of any work product produced by this Company and/or the former CEO's spouse in this consulting role. Management at that time, and the Board of Directors, had not been informed that the former CEO's spouse owned this company or that payments were being made to it.

(g) The former CEO's second wife was a Company employee. Under the divorce decree, the former CEO was not required to pay any alimony to his second wife as long as she was employed by the Company. Subsequent to their separation, but before the divorce was final, the second wife's base salary was increased by the former CEO from $58,000 to $100,000. At the time of this salary increase, the second wife was the Company Secretary and Assistant Treasurer, a position she subsequently resigned. The Company investigated this, as well as allegations that the second wife went for long periods of time performing minimal or no Company business while drawing this salary. The former CEO is also obligated to pay health club and educational expenses for his second wife under their divorce decree. Those expenses were paid by the Company and are not included in the previous table.

10. Supplemental Disclosures of Cash Flow Information -

| | Year Ended June 30, 2002 | 2001 |
|---|---|---|
| The Company paid (received) cash for: | | |
| Interest | $ 210,192 | $ 188,548 |
| Noncash investing and financing activities: | | |
| Unrealized gain on marketable securities | 399,356 | - |
| Common stock issued for acquisition of Rymatics | - | 1,031,250 |
| Nonrecurring and restructuring charges | - | 4,138,318 |

11. Legal Proceedings -

Global Settlement Agreement - Masters

On March 11, 2002, the Company entered into a Global Settlement Agreement with Masters, TMI, GRAMPI, David Norlander – individually and as Trustee of and on behalf of Masters Trust I, Realty Settlement, LLC, and Jessica Tran-Masters. The parties gave each other mutual and complete releases for any claims and judgments, thereby ending the legal proceedings summarized above ("Feltl," "Masters," "Montana," and "GRAMPI"). The Company agreed to convey to Masters or his designee all of the Company's assets pertaining specifically and solely to B2BXchange, and pay to Masters or his designee the amount of $600,000, which included payment of Masters' attorneys' fees. Masters, in turn, agreed to transfer to the Company all shares of Company stock and all warrants owned or controlled by Masters, GRAMPI, Masters Trust I, TimeMasters, any parent, sibling, spouse (whether current or future), child, or grandchild.

Kittrell

In August 2000, the Company commenced litigation against Jaffray Communications, Inc., doing business as Vitesse Networks, Inc. (Vitesse) and its former President and COO Mark Kittrell in Hennepin County District Court. The lawsuit alleges that Mr. Kittrell violated his agreement not to compete against the Company and that he, contrary to his contractual promises, recruited RSPNetwork employees to Vitesse and its subsidiaries. The suit also alleges that Vitesse interfered with the contractual rights of RSPNetwork that prevented Mr. Kittrell from competing against it and the Company and recruiting employees of RSPNetwork and the Company. Finally, the suit alleges certain securities law violations and misrepresentations by Mr. Kittrell in connection with the conversion and sale of Company stock. In connection with this lawsuit, Mr. Kittrell made a demand for arbitration, alleging breach of contract and breach of implied covenants of good faith and fair dealing. Kittrell and the Company filed cross motions in the trial court regarding an arbitration clause in one of the contracts at issue in the case. Prior to the Court hearing these motions, Kittrell and the Company agreed to arbitrate the disputes between them. The suit against Vitesse was settled with Vitesse agreeing to pay $10,000, and both parties agreeing to drop all further claims. The lawsuit against Kittrell went to arbitration in January 2002, with Kittrell prevailing. The arbitrator awarded Kittrell, net of certain offsets, $2,708,073. Under terms of the final settlement, the Company paid Kittrell $2,137,547, transferred to him 400,000 shares of Muller Media, Inc. stock being held by the Company for investment purposes (book value of $60,188), and also transferred to him the rights to future earnout payments (having no recorded value) due the Company under terms of the agreement selling the assets of RSPNetwork to RSP Acquisitions.

(continued)

11. Legal Proceedings - (continued)

Wiskus

In January 2001, Michael S. Wiskus brought an action against the Company in Minnesota state court, Hennepin County, for breach of contract and promissory estoppel. This action was settled before reaching court, with the Company agreeing to pay Wiskus $95,000 in exchange for his release of all present and future claims against the Company.

Metiom

This matter commenced in February 2001, in the United States District Court for the District of Minnesota. The Company sued Metiom, Inc. (Metiom) seeking a declaratory judgment that Metiom breached a September 29, 2000, Software Licensing Agreement by failing to timely deliver "ConnectTrade" software to it. A few days later, Metiom filed a suit against the Company in the United States District Court for the District of New York, alleging that the Company breached the September 29, 2000, Software Licensing Agreement and is seeking $1,250,000, plus interest at 1% per month. In July of 2002, a negotiated settlement was reached. Under terms of the settlement, the Company paid Metiom $365,000 and entered into a mutual release of all current and future actions, causes of action, individual or class action claims or demands of any kind.

Feltl

In November 2000, Masters and GRAMPI attempted to convey real estate to John E. Feltl, which subsequently became subject to the Montana litigation (see below). The Company joined Feltl as defendant in the Montana litigation, claiming that the conveyances were fraudulent. The Company's claims against Feltl were relinquished under terms of the March 11, 2002, Global Settlement Agreement - Masters.

Masters

On December 1, 2000, the former CEO (Masters), purporting to act both individually and derivatively on behalf of the Company, filed an action in Minnesota state court against the Company and three of its directors, Edward S. Adams, Timothy R. Duoos and Roger Wikner. Masters' complaint alleged breach of fiduciary duty, corporate waste and violations of the Minnesota Business Corporation Act and requested that the Court act to temporarily restrain the defendants from (i) selling shares of the Company or its subsidiaries, (ii) terminating or changing the job description of any employee of the Company, (iii) selling assets of the Company or its subsidiaries except in the ordinary course of business, (iv) materially changing any business relationship of the Company, (v) interfering with the scheduling of a shareholders' meeting by Masters to elect new directors or remove all directors with the exception of Masters and Steve Fisher, (vi) diminishing the global operating performance of the Company's web site, and (vii) preventing employees or directors from communicating with Masters. Moreover, Masters wanted to be allowed to remove his personal property from the Company's premises. On December 5, 2000, the Court denied Masters' motion for a temporary restraining order in its entirety. The Company thereafter asserted counterclaims against Masters seeking to recover damages arising from breach of fiduciary duty, wrongful use of corporate assets and failure to repay personal loans Masters had received from the Company. At a second injunction hearing held on January 5, 2001, the Court denied Masters' renewed motion for a temporary injunction. After the Company and the director defendants filed motions to dismiss Masters' complaint, Masters stipulated to the dismissal of his claims. His derivative claims were dismissed with prejudice by the Court on February 12, 2001, and any personal claims dismissed without prejudice. The Court entered a judgment against Masters regarding the repayment of personal loans. The Company agreed to release Masters from this judgment under terms of the Global Settlement Agreement - Masters.

(continued)

11. Legal Proceedings - (continued)

Montana
On December 18, 2000, the Company filed an action in Montana state court against Masters, and two other entities affiliated with Masters. The Company asserted that Masters and/or GRAMPI purported to grant a security interest to the Company in Montana properties actually owned by another Master's affiliate, Masters Trust I. The Deed of Trust necessary to create the security interest was never recorded. The complaint sought a declaration that the Company has a security interest in three parcels of real property owned by the Masters' affiliate. In addition to filing the complaint, the Company filed the necessary documents to restrict Masters' or GRAMPI's ability to convey any of the affected parcels of real property while the lawsuit was pending. This action was dropped under terms of the Global Settlement Agreement - Masters.

GRAMPI
On January 10, 2001, the Company commenced an action in Hennepin County District Court against Masters and GRAMPI. The action sought, among other things, to void the lease of space in a business complex owned by GRAMPI on the grounds that the lease was unfair, unreasonable, and unduly benefited Masters, in violation of Masters' fiduciary duties to the Company. The action also sought the return of profits realized by Masters as a result of his self-dealing regarding the purchase of the business complex, the lease, and other real estate transactions with the Company. In March 2001, GRAMPI asserted a counterclaim against the Company for breach of the lease contract. The GRAMPI claims against the Company exceeded $9 million. Masters also asserted a personal counterclaim at that time for breach of an alleged employment contract with the Company. Both the Company's and Masters actions were withdrawn under terms of the Global Settlement Agreement - Masters.

Manugistics
Contrary to explicit instructions received from the majority of the Board of Directors, Masters signed, on behalf of the Company, a software licensing agreement with a company called Manugistics and initiated the wire transfer of an initial payment of $2.5 million. The Company refused to honor the contract alleging that Manugistics was aware of Masters acting outside of his powers and authorities when signing the contract and wiring the money. Manugistics commenced an action against the Company in federal court in Maryland on December 5, 2000, alleging breach of contract. The Company filed in early February 2001 its Answer and Counterclaims for Rescission and Declaratory Judgment (Claim) that the alleged contract was not valid. The Company requested the Court impose a constructive trust over the $2.5 million Manugistics received. The Claim alleged that Manugistics was guilty of conversion and was unjustly enriched. It also sought a declaratory judgment that the contract was null and void, or that the Court rescind the contract. The parties settled the litigation on July 6, 2001. Manugistics paid the Company $1.3 million in July 2001, and the parties agreed to mutually and completely release each other from any further claims.

Ryan
In September 2000, former Executive Vice President Thomas Ryan brought a lawsuit in Hennepin County District Court against the Company and its former subsidiary, Colorspan Corporation, alleging that he is entitled to severance payments and performance options based upon an employment agreement with Colorspan. Mr. Ryan sought damages of $175,000 in addition to performance options and attorney fees. The matter was tried before a jury and on October 2, 2001, the jury entered a verdict in favor of the Company. Mr. Ryan is seeking to appeal the verdict.

(continued)

11. Legal Proceedings - (continued)

Thurn et al.
In February 2001, the Company commenced an action in Hennepin County District Court against Timothy N. Thurn, Nancy Masters Sawyer, and Danny J. Vatland. The Company sought money damages against the defendants for breaches of their employment agreements and/or their fiduciary duties. Moreover, the Company sought to have the Court declare that the defendants breached their respective employment agreements and were therefore not entitled to any further compensation or benefits under those agreements and that these agreements are rescinded. The Company claimed that Thurn violated his contractual and/or fiduciary duties as Chief Financial Officer and/or Treasurer of the Company, one of the violations being the transfer of $2.5 million to Manugistics, even though he was aware or should have been aware that the Company's Board of Directors had restricted Masters' authority to enter into the transaction with Manugistics. The Company claimed Masters Sawyer breached her duties as former Secretary/Assistant Treasurer and most recently as Vice-President of Operations, amongst others, by receiving excessive unapproved compensation, failing to disclose contracts and transactions that were contrary to the Company's interest, and failing to perform the tasks and duties of her position due to excessive, unexplained absenteeism. The Company claimed that Vatland as Vice President of Advanced Technology Development and/or Chief Technology Officer breached his duties because he failed to disclose and furthered contracts and transactions by corporate officers and/or directors that were contrary to the Company's interest, and because he furthered the use of Company funds and/or assets, which were not in furtherance of the Company's interest and were not authorized or were in contravention of directives issued or restrictions placed by the Company's Board of Directors. All defendants denied the Company's claims and raised various counterclaims, including counterclaims for severance payments, breach of contract and violation of the Workers Adjustment Retraining Notification Act. Vatland and Thurn claimed to be entitled to 12 months of severance pay and Masters Sawyer claimed to be entitled to 36 months of severance pay. Vatland further contended that he was entitled to $75,000 per year, covering a period of time after he voluntarily had his base compensation reduced from $250,000 to $175,000. The Company settled all claims in June 2001. In consideration for payments from the Company in the amounts of $157,500, $45,000, and $55,000 to Vatland, Thurn, and Masters Sawyer, respectively, the parties mutually released each other from any further claims and agreed to execute a stipulation for dismissal with prejudice.

12. Uncertainties -

Legal proceedings involving the Company resulting from the restructuring that occurred during the fiscal year 2001 were significant to the Company's financial position. Management accrued during 2001 the results of settlements and other related expenses that, in management's estimate, were sufficient to adequately reflect payments required under terms of the various settlements, including related legal expenses. As of June 30, 2002, the Company is unaware of any material remaining or potential future legal proceedings for which additional amounts need to be accrued.

In accordance with the terms of the DGBU sale, the Company retained certain liabilities related to claims made by customers who purchased equipment from the DGBU prior to the sale. Also, the DGBU buyer withheld $1,000,000, pending the receipt of consents from Masters related to the transferability of certain leases. These consents were obtained under terms of the Global Settlement Agreement with Masters. When payment of the holdback was requested from the buyer, the Company was notified of the buyer's intent to deduct from the holdback $821,481 to settle $322,000 in unsubstantiated product liability claims, and other unsubstantiated claims unrelated to the initial purpose of the holdback. Management intends to vigorously pursue collection of the holdback.

# INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
VirtualFund.com, Inc. and Subsidiaries
Minnetonka, Minnesota

We have audited the accompanying consolidated balance sheets of VirtualFund.com, Inc. and Subsidiaries (Company) as of June 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VirtualFund.com, Inc. and Subsidiaries as of June 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

The Company has significant related party transactions and legal proceedings as discussed in Notes 9 and 11, respectively.

Lurie Besikof Lapidus & Company, LLP

Minneapolis, Minnesota
August 30, 2002

# CORPORATE INFORMATION

### Corporate Office

VirtualFund.com, Inc.
13911 Ridgedale Drive, Suite 477
Minnetonka, Minnesota 55305

### Annual Meeting

The annual meeting of shareholders will be held at 9:00 a.m. on Friday, April 4, 2003 at the Select Inn of Bloomington, 7851 Normandale Boulevard, Bloomington, Minnesota 55435.

### Form 10-KSB

The Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available free of charge by writing to: VirtualFund.com, Inc., 13911 Ridgedale Drive, Suite 477, Minnetonka, Minnesota 55305, Attention: Chief Executive Officer.

### Board of Directors and Officer

*Edward S. Adams*, Director; Professor of Law at the University of Minnesota School of Law, Co-Director for the Kommerstad Center for Business Law and Entrepreneurship at the University of Minnesota School of Law, and Principal in Equity Securities Investments, Inc., a firm providing investment banking, corporate finance, broker-dealer and investment advisory services.

*John Cavanaugh,* Director; Senior Vice President Equipment Division with United Asset Coverage, Inc., the nation's leading maintenance provider for Avaya and Nortel Telecommunications.

*Timothy R. Duoos*, Director; self-employed.

*Edward M. Graca*, Director; President of Marquest Financial, Inc., a consumer financial services firm and wholly-owned subsidiary of the Company.

*Stephen Fisher,* Director; President of TEAM Technologies, formerly a wholly owned subsidiary (RSPNetwork) of the Company.

*Joseph D. Pupel*, Interim Chief Executive Officer of the Company.

### Common Stock

The Company's Common Stock was listed on the Nasdaq National Market under the symbol "VFND" until August 16, 2001, and subsequently was traded on the Over the Counter Bulletin Board (OTCBB) under the symbol "VFND." Effective November 20, 2001, the stock was deleted from the OTCBB and is now traded on the local over the counter market. The following table provides the high and low sales prices for the quarters indicated, as reported by Commodity Systems, Inc.® accessed through YaHooFinance,® and reflect interdealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

| | High | Low |
|---|---|---|
| **Fiscal Year 2002** | | |
| First quarter | $0.20 | $0.04 |
| Second quarter | 0.15 | 0.05 |
| Third quarter | 0.14 | 0.03 |
| Fourth quarter | 0.10 | 0.02 |
| **Fiscal Year 2001** | | |
| First quarter | $2.91 | $1.78 |
| Second quarter | 2.91 | 0.50 |
| Third quarter | 0.25 | 0.12 |
| Fourth quarter | 0.39 | 0.09 |

On February 28, 2003 the highest bid price of the Common Stock was $0.06 per share. As of February 28, 2003 there were 265 shareholders of record of the Company's Common Stock.

To date, the Company has paid no cash dividends to its shareholders. The Company has no plans to pay cash dividends in the near future.